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FOIA Confidential Treatment Request

Confidential Treatment Requested by Hyperion Therapeutics, Inc.

July 12, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 13, 2012, as amended May 24, 2012, June 18, 2012 and July 5, 2012
File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with a supplemental response pursuant to the Company’s conversation with the Staff on July 12, 2012. References to the page number in the Company’s response refers to page number in Amendment No. 3.

The Company advises the Staff that in its next amendment to the Registration Statement, the Company will include the following revised disclosure on page 63 of the Registration Statement:

January 2012 through March 2012: In January 2012, we agreed on key terms with Ucyclyd related to our interpretation of the collaboration agreement with them. In February 2012, we received notice of our NDA acceptance by the FDA for UCD. In March 2012, the last patient enrolled completed the study for a Phase II, randomized, double-blind, placebo-controlled study of the safety and efficacy of Ravicti for subjects with overt HE. Additionally, during this period, we started and completed the enrollment of the long-term treatment portion of the open-label study of the safety, pharmacokinetics, and efficacy of Ravicti in patients aged 29 days through 5 years. In March 2012, we entered into a revised collaboration agreement with Ucyclyd. During the period, we re-engaged in discussions with investment banks regarding a potential IPO. We utilized an income approach to value our equity and continued to use two scenarios in our common stock valuation methodology — a

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Securities and Exchange Commission July 12, 2012 Page 2	FOIA Confidential Treatment Request Confidential Treatment Requested by Hyperion Therapeutics, Inc.

remaining private company scenario at 30% probability and an IPO scenario at 70% probability.

The significant assumptions used in the income approach include our estimate of sales and expenses. Our sales estimates assume the commercial launch of Ravicti in UCD and the exercise of our option to acquire BUPHENYL and AMMONUL in the first half of 2013 with the majority of estimated sales expected to come from the U.S. We estimated sales for the HE indication in the U.S. to start in 2018. We utilized a discount rate of 43.4%, a terminal year revenue multiple of 3.0x, a discount for lack of marketability of 15% for the IPO scenario and 30% for the remaining private scenario, a volatility rate of 70%, a 0.42 year time to liquidity for the IPO scenario and a two year time to liquidity for the remaining private scenario. Consistent with our April 1, 2011, valuation we utilized a specific company risk rate of 27.5%. These assumptions in conjunction with our long term forecast yielded an equity value of approximately $124 million and a fair value for the common stock of $7.31 per share as of March 1, 2012.

April 2012 - July 2012: In April 2012, we filed our initial Registration Statement on Form S-1 with the Securities and Exchange Commission.

In May 2012, we unblinded our HE Phase II results which demonstrated that we met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo. This Phase II data represents an important milestone because it establishes the proof of concept that Ravicti may work in this patient population. In addition, while significant challenges remain to successful development, regulatory approval and commercialization of Ravicti in HE, and we cannot be certain we will successfully develop and commercialize Ravicti in HE, this could represent a second indication in a significant patient population. We anticipate having an end of Phase II meeting with the FDA in the fourth quarter of 2012, which will assist us in the planning for a potential Phase III trial in HE.

In July 2012, our board of directors determined the price range as set forth on the cover page of the prospectus. As is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value of our common stock, but was determined based in part on negotiations between us and our underwriters. Among the factors that were considered in setting the price range were: the general conditions of the securities markets; our assessment of our progress in developing our products, including clinical results from our recent HE Phase II clinical trial; a receptive public trading market for pre-commercial biotechnology companies such as Hyperion; anticipated sufficient demand for our common stock to support a $50 million offering; commercial stage orphan company revenue trading multiples; and consideration of pre-commercial biotechnology IPO valuations since 2009. Compared to our most recent valuation conducted in March 2012, the anticipated IPO price range assumed that the IPO has occurred and a public market for our common stock has been created, and therefore the price range excludes any marketability or illiquidity discount, and attributes no weighting to any other outcome of our business. Assuming an IPO only scenario and no marketability discount in our March 2012 valuation, the fair value of our common stock in March 2012, which occurred before we filed our initial Registration Statement on Form S-1

Securities and Exchange Commission July 12, 2012 Page 3	FOIA Confidential Treatment Request Confidential Treatment Requested by Hyperion Therapeutics, Inc.

with the Securities and Exchange Commission and the unblinding of our HE Phase II results, would have been approximately $10.54 per share.

As a result of the establishment of our preliminary price range, we revised the estimate of the fair value of our common stock as of April 16, 2012, and used the low end of the price range, $[***], as our deemed fair value for the options granted at an exercise price of $7.31 per share. As a result of the stock options granted on April 16, 2012, we will be recording stock-based compensation expense of approximately $170,000 for the second quarter of 2012, which is not expected to materially effect the results of operations for the quarter.

*        *        *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.

Jeffrey S. Farrow, Hyperion Therapeutics, Inc.

Jon Layman, Hogan Lovells US LLP

Mark B. Weeks, Cooley LLP

Brett D. White, Cooley LLP